SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NOW DEBT FREE AS LAST €1.2 BILLION BOND IS REPAID TODAY

Ryanair, today (25 May), repaid its last €1.2 billion bond leaving the Ryanair Group effectively debt free as it faces into a challenging summer of growth, at low fares.  This is the first time since Ryanair floated in 1997 that the airline has repaid all the debt, leaving it with an unencumbered fleet of 620 B737 aircraft.

Ryanair Group CFO, Neil Sorahan, said:

"Today is a historic day for Ryanair as our Group, following repayment of our final €1.2bn bond, is now effectively debt free.  Our fortress balance sheet is underpinned by an unencumbered B737 fleet of 620 aircraft, solid ratings (BBB+) from both Fitch Ratings and S&P and strong liquidity.  This financial strength further widens the cost gap between Ryanair and our competitors, many of whom are exposed to expensive (long-term) debt and aircraft leases and will enable Ryanair to continue to grow traffic at much lower fares than our competitors, bringing even more value to consumers all over Europe.

We raised this last remaining €1.2bn bond during the Covid crisis and we wish to sincerely thank our bond holders for their strong support over many years.  We look forward to (opportunistically) revisiting the bond markets at some stage in the future as we grow passenger traffic to 300m p.a. by FY34 and take up to 50 Boeing MAX-10 deliveries annually from 2029 onward."

ENDS

For further information please contact:
Jamie Donovan, Head of Investor Relations, Ryanair Holdings plc, Ph: +353-1-9451212

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.216m guests p.a. on approx. 3,800 daily flights from 95 bases, the Group connects over 220 airports in 36 countries on a fleet of almost 650 aircraft, and 300 new Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of 30,000 aviation professionals delivering Europe's No.1 operational performance, and an industry leading 41-year safety record. Ryanair is one of the most efficient major EU airlines. With a young fleet and high load factors, Ryanair targets 50grams of CO₂ per pax/km by 2031 (a 27% reduction).

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair's securities. Forward looking statements are based on management's beliefs and assumptions and on information currently available to management. Ryanair has no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events, or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities. Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the maintenance and replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, litigation, post-Brexit uncertainties, changes in the structure of the European Union, any further change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, aircraft availability and delays in the delivery of contracted aircraft, dependence on external service providers and key personnel, supply chain disruptions, tariffs, fluctuations in corporate tax rates, currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, continued acceptance of low fares airlines, the general willingness of passengers to travel, war, geopolitical uncertainty and other economic, social and political factors, significant outbreaks of airborne disease and global pandemics such as Covid-19 and unforeseen security events, terrorist attacks and cyber-attacks. There may be other risks and uncertainties that Ryanair is unable to predict at this time or that Ryanair currently does not expect to have a material adverse effect on its business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 May, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secreta